 Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 16, 2023

Date of Report (Date of earliest event reported)

Prime Number Acquisition I Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41394	86-2378484
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1129 Northern Blvd, Suite 404 Manhasset, NY	11030
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 347-329-1575

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, on-half of one Warrant and one Right	PNACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	PNAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	PNACW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for on-eighth (1/8) of one share of Class A Common Stock at the closing of a business combination	PNACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”), on December 29, 2022, Prime Number Acquisition I Corp., a Delaware corporation (the “Company” or “PNAC”) entered into a Business Combination Agreement (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) with Prime Number Merger Sub Inc. (“Merger Sub”), Delaware corporation established for the purpose to become a wholly-owned subsidiary of a newly incorporated exempted Cayman Islands company (“PubCo”), NOCO-NOCO PTE. LTD. (“noco-noco”), a Singapore private company limited by shares, and certain shareholders of noco-noco collectively holding a controlling interest (together with other shareholders of noco-noco subsequently joining the transactions, the “Sellers”) entered into a Business Combination Agreement. Prime Number Holding Limited, formed as the PubCo on December 28, 2022, and Prime Number New Sub Pte. Ltd., formed as New SubCo on January 25, 2023, joined as parties to the Business Combination Agreement on February 3, 2023.

On August 16, 2023, an aggregate of $125,000 (the “Monthly Extension Payment”) was deposited by noco-noco upon request by and as the designee of the sponsors of the Company, into the trust account of the Company, as a result of which, the Company has extended the period of time it has to consummate its initial business combination by one month from August 17, 2023 to September 17, 2023 (the “August Extension”). The August Extension is the fourth of the six one-month extensions permitted under the Company’s governing documents.

In connection with the Monthly Extension Payment, the Company issued an unsecured promissory note of $125,000 (the “Note”) to noco-noco.

The Note is non-interest bearing and payable (subject to the waiver against trust provisions) on the earlier of (i) consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company. The principal balance may be prepaid at any time, at the election of the Company. The holder of the Note has the right, but not the obligation, to convert the Note, in whole or in part, respectively, into private placement shares (the “Working Capital Shares”) of the Company, as described in the prospectus of the Company (File Number 333-262457), by providing the Company with written notice of its intention to convert the Note at least two business days prior to the closing of the Company’s initial business combination. The number of Working Capital Shares to be received by the holder in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the holder, by (y) $10.00.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Note.

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The Working Capital Shares, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by noco-noco until 30 days after the completion of the Company’s initial business combination and (2) are entitled to registration rights.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On August 16, 2023, the Company held a special meeting of the stockholders (the “Special Meeting”) in connection with the Business Combination (as defined below) contemplated by the Business Combination Agreement. The Business Combination is described in the definitive proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333- 271994) that was filed publicly by the PubCo with the SEC in connection with the Business Combination and was declared effective by the SEC on July 25, 2023 (the “Registration Statement”). Capitalized terms used but not defined this Current Report on Form 8-K shall have the meanings set forth in the Registration Statement.

On July 13, 2023, the record date of the Special Meeting, there were 6,923,691 issued and outstanding shares of Class A Common Stock, approximately 81.20% of which were represented in person or by proxy at the Special Meeting.

The final results for the matters submitted to a vote of the Company’s stockholders at the Special Meeting are as follows:

1. The Business Combination Proposal

The stockholders approved the proposal to (a) adopt and approve the Business Combination Agreement and other Transaction Documents as defined in the Business Combination Agreement, (b) approve the Business Combination which includes (i) the Merger between the Company and Merger Sub with the Company surviving the Merger and becoming a wholly owned subsidiary of PubCo, (ii) the Share Exchange whereby the Sellers will exchange their noco-noco Shares for newly issued PubCo Ordinary Shares and noco-noco will be an indirect subsidiary of PubCo, and (iii) other transactions contemplated therein.

The voting results were as follows:

FOR	AGAINT	ABSTAIN
5,211,553	410,843	0

2. The Governing Documents Proposal

The stockholders approved the proposal to approve, by special resolution, the amended and restated memorandum and articles of association of PubCo upon completion of the Merger. The amended and restated memorandum and articles of association of PubCo, among others, include:

(a)	to change the share structure from a multi-class share structure of the Company to a single class share structure of PubCo;

(b)	to change the authorized capital of the Company of 20,500,000 shares of Common Stock (20,000,000 shares of PNAC Class A Common Stock, 100,000 shares of PNAC Class B Common Stock and 400,000 shares of PNAC preferred stock) to PubCo’s authorized capital of $50,000 divided into 500,000,000 PubCo Ordinary Shares of a par value of $0.0001 each;

(c)	to enable appointment of directors of PubCo by Ordinary Resolutions or by the directors and to set forth a board of directors of PubCo without a classified board consisting of at least three directors; and

(d)	to remove the provisions related to PubCo’s status as a blank check company, as these will not be applicable to PubCo upon consummation of the Business Combination.

The voting results were as follows:

FOR	AGAINT	ABSTAIN
5,211,557	410,839	0

Item 7.01 Regulation FD Disclosure.

On August 16, 2023, the Company issued a press release announcing the approval of the Business Combination by its stockholders. A copy of the press release is furnished as Exhibit 99.1 hereto. On August 16, 2023, the Company issued a press release announcing that the Monthly Extension Payment had been made. A copy of the Press Release is furnished as Exhibit 99.2 hereto. The information in this Item 7.01 and the press releases hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

In connection with the Special Meeting, holders of PNAC Class A Common Stock issued in its initial public offering (the “Public Shares”) had the right to elect to redeem all or a poartion of their Public Shares for a per share price calculated in accordance with the Amended and Restated Certificate of Incoproation of PNAC. As of August 16, 2023, holders of approximately 2,695,029Public Shares or 54.86% of the Public Shares were rendered for redemption. With written consent, PNAC may accept reversals of elections to redeem Public Shares prior to the closing of the Business Combination.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Promissory Note, dated August 16, 2023, issued by Prime Number Acquisition I Corp. to Noco-Noco
99.1	Press Release, dated August 16, 2023
99.2	Press Release, dated August 16, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Number Acquisition I Corp.

Date: August 16, 2023	By:	/s/ Dongfeng Wang
Name: Dongfeng Wang
Title: Chief Executive Officer